PRICING SUPPLEMENT DATED OCTOBER 26, 2004                                       Rule 424(b)(3)
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(To Prospectus Supplement and Prospectus dated November 26, 2003)               File No. 333-109802
Pricing Supplement Number: 2401


                           Merrill Lynch & Co., Inc.
                          Medium-Term Notes, Series C
            Inflation-Linked Notes Linked to the Performance of the
                   Consumer Price Index due November 3, 2016
                                 (the "Notes")
                                 ____________

     The Notes are part of a series of senior debt securities entitled "Medium-Term Notes, Series C" as more fully described in the attached Prospectus (which term includes the attached Prospectus Supplement). Information included in this Pricing Supplement supercedes information in the Prospectus to the extent it is different from the information included in the Prospectus.

     References in this Pricing Supplement to "ML&Co.", "we", "us" and "our" are to Merrill Lynch & Co., Inc., and references to "MLPF&S" are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

     Investing in the Notes involves risks that are described in the "Risk Factors" section of this Pricing Supplement and the accompanying Prospectus Supplement.



Aggregate Principal Amount............  $35,000,000.

Stated Maturity Date..................  November 3, 2016.

Issue Price...........................  $1,000 per Note.

Original Issue Date...................  November 3, 2004.

Interest Calculation Type.............  Fixed Rate/Floating Rate Note.

                                        The Notes are a "Fixed Rate/Floating
                                        Rate Note", which means the Notes will
                                        initially bear interest at the Initial
                                        Interest Rate (as defined below)
                                        commencing on, and including, the
                                        Original Issue Date to, but not
                                        including, the first Interest Reset
                                        Date (as defined below). Commencing
                                        on, and including, the first Interest
                                        Reset Date, the Notes will bear
                                        interest at the rate determined by
                                        reference to the Floating Interest
                                        Rate Basis described below.

Day Count Convention..................  Interest will be calculated by multiplying the principal amount of
                                        the Notes by an interest factor. The
                                        interest factor for each day will be
                                        computed by dividing the interest rate
                                        applicable to each day by the actual
                                        number of days in the year.

Floating Interest Rate Basis..........  [(CPI(t) - CPI(t-12))/CPI(t-12)] x 1.5

                                        but will not be less than 0.00%.

                                        where:

                                        CPI(t) equals the value of the
                                        Consumer Price Index (as defined
                                        below) for the third calendar month
                                        prior to but not including the month
                                        in which the applicable Interest Reset
                                        Date occurs, and CPI(t-12) equals the
                                        value of the Consumer Price Index for
                                        the fifteenth calendar month prior to
                                        but not including the month in which
                                        the applicable Interest Reset Date
                                        occurs.

Spread Multiplier.....................  Not Applicable.

Initial Interest Rate.................  7.00% per annum.

Maximum Interest Rate.................  None.

Minimum Interest Rate.................  For any interest period, 0.00% per annum.

Interest Payment Dates................  Monthly, on the 3rd day of each month, commencing December 3, 2004, and at
                                        maturity. If any Interest Payment Date
                                        falls on a day that is not a Business
                                        Day, payment will be made on the
                                        immediately succeeding Business Day
                                        and no interest will accrue as a
                                        result of the delayed payment.

Interest Reset Dates..................  Monthly, on the 3rd day of each month commencing November 3, 2005. If any
                                        Interest Reset Date is not a Business
                                        Day, the applicable Interest Reset
                                        Date will be postponed to the next
                                        succeeding day that is a Business Day.

CUSIP Number..........................  59018YUR0

Form of Notes.........................  Book-entry.

Denominations.........................  We will issue and sell the Notes in denominations of $1,000 and integral
                                        multiples of $1,000 in excess thereof.

Trustee...............................  JPMorgan Chase Bank.

Calculation Agent.....................  Merrill Lynch Capital Services, Inc.

                                        All determinations made by the
                                        Calculation Agent will be at the sole
                                        discretion of the Calculation Agent
                                        and, absent manifest error, will be
                                        conclusive for all purposes and
                                        binding on ML&Co. and beneficial
                                        owners of the Notes.

                                        All percentages resulting from any
                                        calculation on the Notes will be
                                        rounded to the nearest one
                                        hundred-thousandth of a percentage
                                        point, with five one-millionths of a
                                        percentage point rounded upwards,
                                        e.g., 9.876545% (or .09876545) would
                                        be rounded to 9.87655% (or .0987655).
                                        All dollar amounts used in or
                                        resulting from this calculation will
                                        be rounded to the nearest cent, with
                                        one-half cent being rounded upwards.

Proceeds to ML&Co.....................  98.25% of the aggregate principal amount

Underwriter...........................  Merrill Lynch, Pierce, Fenner & Smith
                                        Incorporated

Underwriting Discount.................  1.75% of the aggregate principal amount

                                 RISK FACTORS

     Your investment in the Notes involves certain risks. In consultation with your own financial and legal advisers, you should carefully consider, among other matters, the following discussion of risks, as well as the risk described in the accompanying prospectus supplement, before deciding whether an investment in the Notes is suitable for you.


Structure risks of Notes indexed to the Consumer Price Index

     The interest payable on the Notes while the Floating Interest Rate Basis is in effect is indexed to the performance of the Consumer Price Index over twelve month periods. As a result, the possibility exists that during the time the Floating Interest Rate Basis is in effect you could receive little or no interest on a given Interest Payment Date. The Consumer Price Index is likely to increase only slightly or decrease during periods of deflation or little or no inflation. We have no control over a number of matters, including economic, financial and political events, that are important in determining the existence, magnitude and longevity of such events and their results. In recent years, values of certain indices such as the Consumer Price Index have been volatile and such volatility may be expected in the future. However, past experience is not necessarily indicative of what may occur in the future.

Your yield may be lower than the yield on a standard debt security of comparable maturity

     The yield that you will receive on your Notes may be less than the return you could earn on other investments. Your yield may be less than the yield you would earn if you bought a senior, non-callable fixed-rate debt security of ML&Co. with the same maturity date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money.

                             CONSUMER PRICE INDEX

     The amount of interest payable on the Notes will be linked to changes in the Consumer Price Index. The "Consumer Price Index" for purposes of the Notes is the nonseasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers, published monthly by the Bureau of Labor Statistics of the U.S. Department of Labor. The Consumer Price Index is expressed in relative terms in relation to the 1982-1984 time base reference period for which the level of Consumer Price Index was set at 100.0. The Consumer Price Index for any given month is published during the following month.

     The Consumer Price Index is a measure of the average change in consumer prices over time for a fixed market basket of goods and services, including food, clothing, shelter, fuels, transportation, charges for doctors and dentists services, and drugs. In calculating the Consumer Price Index, price changes for the various items are averaged together with weights that represent their importance in the spending of urban households in the United States. The contents of the market basket of goods and services and the weights assigned to the various items are updated periodically by the Bureau of Labor Statistics to take into account changes in consumer expenditure patterns.

     The value of the Consumer Price Index for any given month will be the value reported on Bloomberg page CPURNSA or any successor service or successor page thereto. If the relevant values for the Consumer Price Index are not available on Bloomberg page CPURNSA or on a successor page or successor service on or before any Interest Reset Date such value will be determined in the sole discretion of the Calculation Agent.

     The following table sets forth the value of the Consumer Price Index from January 1998 to September 2004, as reported by the Bureau of Labor Statistics and reported on Bloomberg page CPURNSA. This historical data is presented for informational purposes only. Past movements of the Consumer Price Index is not necessarily indicative of future values.

----------------------------------------------------------------------------------------------------------------------
                         1998          1999          2000          2001          2002          2003          2004
                         ----          ----          ----          ----          ----          ----          ----
-------------------- ------------- ------------- ------------- ------------- ------------- ------------- -------------
January                 161.6         164.3         168.8         175.1         177.1         181.7         185.2
-------------------- ------------- ------------- ------------- ------------- ------------- ------------- -------------
February                161.9         164.5         169.8         175.8         177.8         183.1         186.2
-------------------- ------------- ------------- ------------- ------------- ------------- ------------- -------------
March                   162.2         165.0         171.2         176.2         178.8         184.2         187.4
-------------------- ------------- ------------- ------------- ------------- ------------- ------------- -------------
April                   162.5         166.2         171.3         176.9         179.8         183.8         188.0
-------------------- ------------- ------------- ------------- ------------- ------------- ------------- -------------
May                     162.8         166.2         171.5         177.7         179.8         183.5         189.1
-------------------- ------------- ------------- ------------- ------------- ------------- ------------- -------------
June                    163.0         166.2         172.4         178.0         179.9         183.7         189.7
-------------------- ------------- ------------- ------------- ------------- ------------- ------------- -------------
July                    163.2         166.7         172.8         177.5         180.1         183.9         189.4
-------------------- ------------- ------------- ------------- ------------- ------------- ------------- -------------
August                  163.4         167.1         172.8         177.5         180.7         184.6         189.5
-------------------- ------------- ------------- ------------- ------------- ------------- ------------- -------------
September               163.6         167.9         173.7         178.3         181.0         185.2         189.9
-------------------- ------------- ------------- ------------- ------------- ------------- ------------- -------------
October                 164.0         168.2         174.0         177.7         181.3         185.0
-------------------- ------------- ------------- ------------- ------------- ------------- ------------- -------------
November                164.0         168.3         174.1         177.4         181.3         184.5
-------------------- ------------- ------------- ------------- ------------- ------------- ------------- -------------
December                163.9         168.3         174.0         176.7         180.9         184.3
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     To illustrate the Floating Interest Rate Basis applicable to the Notes, assuming November 3, 2004 were an Interest Reset Date, based on the historical information presented in the table above, the per annum interest rate applicable to the Notes until the next Interest Reset Date would have been 3.981582%, calculated as follows:

                         189.5 minus 184.6 = 4.9

                         4.9 divided by 184.6 = 2.654388%

                         2.654388% multiplied by 1.5 = 3.981582%

     In accordance with the formula used in determining the Floating Interest Rate Basis, the August 2004 and August 2003 values of the Consumer Price Index were used in the calculating the above example.

                     UNITED STATES FEDERAL INCOME TAXATION

     The following discussion supplements and, to the extent that it is inconsistent with, replaces the discussion contained in the accompanying Prospectus Supplement in the section entitled "United States Federal Income Taxation".

Classification of the Notes

     We have received an opinion from our counsel, Sidley Austin Brown & Wood LLP, that the Notes will be treated as indebtedness for United States federal income tax purposes and that the Notes will be subject to the special regulations issued by the U.S. Treasury Department governing contingent payment debt instruments (the "CPDI Regulations").

Accrual of Interest on the Notes

     Pursuant to these regulations, U.S. Holders of the Notes will be required to accrue interest income on the Notes, in the amounts described below, regardless of whether the U.S. Holder uses the cash or accrual method of tax accounting.

     The CPDI Regulations provide that a U.S. Holder must accrue an amount of ordinary interest income, as original issue discount for United States federal income tax purposes, for each accrual period prior to and including the Stated Maturity Date of the Notes that equals:

      (1) the product of (i) the adjusted issue price (as defined below) of the Notes as of the beginning of the accrual period; and (ii) the comparable yield to maturity (as defined below) of the Notes, adjusted for the length of the accrual period;
      (2) divided by the number of days in the accrual period; and
      (3) multiplied by the number of days during the accrual period that the U.S. Holder held the Notes.

     A Note's issue price is the first price to the public at which a substantial amount of the Notes are sold, excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers. The adjusted issue price of a
Note is its issue price increased by any interest income previously accrued, determined without regard to any adjustments to interest accruals described below, and decreased by the amount of any projected payments, as defined below, made with respect to the Notes.

     The CPDI Regulations require that we provide to U.S. Holders, solely for United States federal income tax purposes, a schedule of the projected amounts of payments, which we refer to as projected payments, on the Notes. This schedule must produce the comparable yield. Solely for purposes of applying the CPDI Regulations to the Notes, ML&Co. has determined that the projected payments for the Notes consist of (i) monthly fixed payments of interest calculated by reference to the Initial Interest Rate on each Interest Payment Date up to and including November 3, 2005, (ii) estimates of the monthly floating payments of interest calculated by reference to the Floating Interest Rate Basis on each Interest Payment Date occurring on or after December 3, 2005, and (iii) a payment on the Stated Maturity Date of the principal amount thereof. In addition, ML&Co. has determined that the comparable yield for the Notes is 4.97%, compounded monthly. U.S. Holders may also obtain the projected payment schedule by submitting a written request for such information to Merrill Lynch & Co., Inc., Corporate Secretary's Office, 222 Broadway, 17th Floor, New York, New York 10038 or to corporatesecretary@exchange.ml.com.

     For United States federal income tax purposes, a U.S. Holder must use the comparable yield and the schedule of projected payments in determining its interest accruals, and the adjustments thereto described below, in respect of the Notes, unless a U.S. Holder timely discloses and justifies the use of other estimates to the Internal Revenue Service (the "IRS"). A U.S. Holder that determines its own comparable yield or schedule of projected payments must also establish that our comparable yield or schedule of projected payments is unreasonable.

     The comparable yield and the schedule of projected payments are not determined for any purpose other than for the determination of a U.S. Holder's interest accruals and adjustments thereof in respect of the Notes for United States federal income tax purposes and do not constitute a projection or representation regarding the actual amounts payable on the Notes.

     Amounts treated as interest under the CPDI Regulations are treated as original issue discount for all purposes of the Code.

Adjustments to Interest Accruals on the Notes

     If, during any taxable year, a U.S. Holder receives actual payments with respect to the Notes for that taxable year that in the aggregate exceed the total amount of projected payments for that taxable year, the U.S. Holder will incur a "net positive adjustment" under the CPDI Regulations equal to the amount of that excess. The U.S. Holder will treat a "net positive adjustment" as additional interest income for the taxable year. For this purpose, the payments in a taxable year include the fair market value of property received in that year.

     If a U.S. Holder receives in a taxable year actual payments with respect to the Notes for that taxable year that in the aggregate were less than the amount of projected payments for that taxable year, the U.S. Holder will incur a "net negative adjustment" under the CPDI Regulations equal to the amount of such deficit. This adjustment will (a) reduce the U.S. Holder's interest income on the Notes for that taxable year, and (b) to the extent of any excess after the application of (a), give rise to an ordinary loss to the extent of the U.S. Holder's interest income on the Notes during prior taxable years, reduced to the extent that interest was offset by prior net negative adjustments.

Sale or Exchange of the Notes

     Generally, the sale or exchange of a Note will result in taxable gain or loss to a U.S. Holder. The amount of gain or loss on a taxable sale or exchange will be equal to the difference between (a) the amount realized by the U.S. Holder on that sale or exchange and (b) the U.S. Holder's adjusted tax basis in the Notes. A U.S. Holder's adjusted tax basis in a Note on any date will generally be equal to the U.S. Holder's original purchase price for the Note, increased by any interest income previously accrued by the U.S. Holder (determined without regard to any adjustments to interest accruals described above), and decreased by the amount of any projected payments (as defined above) previously made to the U.S. Holder through that date. Gain recognized upon a sale or exchange of a Note will generally be treated as ordinary interest income; any loss will be ordinary loss to the extent of interest previously included in income, and thereafter, capital loss (which will be long-term if the Note is held for more than one year). The deductibility of net capital losses by individuals and corporations is subject to limitations.

     Prospective investors should also consult the summary describing the principal U.S. federal income tax consequences of the ownership and disposition of the Notes contained in the section entitled "United States Federal Income Taxation" in the accompanying Prospectus Supplement.